Domini Social Investments LLC

532 Broadway, 9th Floor

New York, New York 10012

January          , 2010

Domini Social Investment Trust

532 Broadway, 9th Floor

New York, New York 10012

Re:	Amended and Restated Expense Limitation Agreement for
Domini International Social Equity Fund

Ladies and Gentlemen:

Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the “Trust”), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust’s series set forth below (each a “Fund”) or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund’s aggregate expenses (excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, the percentage set forth below of that Fund’s average daily net assets.

Fund	Expense Cap
Domini International Social Equity Fund I – Investor Shares	1.60%
Domini International Social Equity Fund I– Class A Shares	1.57%

The agreement in this letter shall take effect on the closing date of the reorganization of the Domini European Social Equity Fund and Domini PacAsia Social Equity Fund with the Domini International Social Equity Fund, currently scheduled for March 19, 2010, and shall remain in effect for one year after the closing date of such reorganization, absent an earlier modification by the Board of Trustees, which oversees the Fund.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Domini Social Investments LLC

By:
Amy L. Domini
Chief Executive Officer

Agreed:
Domini Social Investment Trust

By:
Carole M. Laible
Treasurer